Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC appoints Chief Financial Officer

    VANCOUVER, Sept. 13 /CNW/ - CHC Helicopter Corporation ("CHC")
(TSX: FLY.A and FLY.B; NYSE: FLI) is pleased to announce the appointment of
Mr. Frederick (Rick) Davis as Senior Vice-President and Chief Financial
Officer. Mr. Davis was selected following a professional search by the Board of Directors involving both internal and external candidates.
    CHC Executive Chairman Mr. Craig L. Dobbin said: "I am delighted with the
Board's selection of Rick Davis. Rick stood out as the clear leader in a group of highly qualified candidates from across the country and throughout the industry. He brings to the position a wealth of experience and passion for the business."
    Mr. Davis has been with the Company since January 2004 and was appointed
Vice-President, Financial Reporting in September 2004. Previously, he was
Vice-President, Internal Audit in which he helped initiate CHC's SOX compliance project. For the five years preceding his employment with CHC,
Mr. Davis served as Corporate Controller for Vector Aerospace Corporation, a
Canadian publicly traded aerospace maintenance, repair and overhaul service provider. Before that, he was Financial Director for FPI Europe Limited, a subsidiary of a Canadian seafood harvesting and processing company.
    He has served as Acting Chief Financial Officer since May 10, 2006.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

    If you wish to be added to the Company's news distribution list, please visit http://www.chc.ca/investor_materialrequest.php

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Chief Financial Officer, (604)
279-2471; Chris Flanagan, Director of Communications, (604) 279-2493/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 18:17e 13-SEP-06